09012025

SEC
Mail Processing
Section

JUN 29 2009

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS PUERTO RICO SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

SEARS PUERTO RICO SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sears Puerto Rico Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears Puerto Rico Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information by fund is the responsibility of the Plan's management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2009

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$ 9,582	$ 8,090	$ 1,492
Participant notes receivable	440	440	
Total plan interest in master trust at fair value	10,022	8,530	1,492
RECEIVABLES:			
Employer contribution	304	206	98
Total receivables	304	206	98
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	10,326	8,736	1,590
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	55	55	
NET ASSETS AVAILABLE FOR BENEFITS	$ 10,381	$ 8,791	$ 1,590

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007
(Thousands of dollars)

		Supplementary Information	
ASSETS	Total	Participant-Directed Funds	Sears Holdings Stock Fund
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$ 13,726	$ 10,424	$ 3,302
Participant notes receivable	502	502	
Total plan interest in master trust at fair value	14,228	10,926	3,302
RECEIVABLES:			
Employer contribution	327	213	114
Total receivables	327	213	114
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	14,555	11,139	3,416
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	20	20	
NET ASSETS AVAILABLE FOR BENEFITS	$ 14,575	$ 11,159	$ 3,416

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Thousands of dollars)

		Supplementary Information	
	Total	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENT (LOSS) INCOME IN MASTER TRUST (Note 3):			
Investment loss	$ (4,488)	$ (2,403)	$ (2,085)
Interest on participant notes receivable	39	39	
Total plan interest in master trust investment loss	(4,449)	(2,364)	(2,085)
CONTRIBUTIONS:			
Employee	2,015	1,444	571
Employer - cash	1,211	807	404
Total contributions	3,226	2,251	975
WITHDRAWALS	(2,907)	(2,284)	(623)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(46)	(39)	(7)
NET DECREASE	(4,176)	(2,436)	(1,740)
FUND TRANSFERS		84	(84)
NET ASSETS TRANSFERRED TO SEARS HOLDINGS 401(K) SAVINGS PLAN AT FAIR VALUE (Note 1)	(18)	(16)	(2)
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	14,575	11,159	3,416
December 31	$ 10,381	$ 8,791	$ 1,590

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Thousands of dollars)

		Supplementary Information	
	Total	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENT (LOSS) INCOME IN MASTER TRUST (Note 3):			
Investment income	$ (1,468)	$ 590	$ (2,058)
Interest on participant notes receivable	43	43	
Total plan interest in master trust investment (loss) income	(1,425)	633	(2,058)
CONTRIBUTIONS:			
Employee	2,547	1,783	764
Employee - rollover	1	1	
Employer - cash	1,214	776	438
Total contributions	3,762	2,560	1,202
WITHDRAWALS	(4,044)	(2,804)	(1,240)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(56)	(39)	(17)
NET (DECREASE) INCREASE	(1,763)	350	(2,113)
FUND TRANSFERS		(246)	246
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	16,338	11,055	5,283
December 31	$ 14,575	$ 11,159	$ 3,416

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established the Sears Puerto Rico Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated January 1, 2005. The Plan was established as a substitute plan for participants of the Sears 401(k) Savings Plan (now known as the Sears Holdings 401(k) Savings Plan) (the "Sears Plan") who were (are) employees of Sears, Roebuck de Puerto Rico, Inc. and who reside in the Commonwealth of Puerto Rico. The Plan Document has been amended from time to time. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Plan investments are held for safekeeping and commingled for investment purposes with the participating plans under The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust") based on a custodial arrangement between the trustee of this Plan and the trustee of the Master Trust. The other participating plans in the Master Trust currently include the Sears Plan and the Kmart Retirement Savings Plan for Puerto Rico Employees (the "Kmart Puerto Rico Plan").

In March 2005, the Company merged with Kmart Holding Corporation and became a wholly owned subsidiary of Sears Holdings Corporation ("Holdings"). The Company continues to sponsor the Plan.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Sears Holdings Corporation Administrative Committee is Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). The members of this committee are employees of Sears Holdings Corporation and Sears Holdings Management Corporation.

Banco Popular de Puerto Rico has been appointed and serves as trustee of the Plan's trust (the "PR Trust"). State Street Bank and Trust Company ("State Street") serves as the trustee (the "Master Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. State Street is the custodian of the PR Trust. Prior to July 1, 2008, CitiStreet LLC, a joint venture of State Street Corporation and Citigroup, served as the Plan recordkeeper. Effective July 1, 2008, ING Group acquired 100% of CitiStreet LLC and renamed it as ING Institutional Plan Services ("ING"). In its new form, ING continues as the Plan's recordkeeper.

The Company, the Administrative Committee, and the Sears Holdings Corporation Investment Committee ("Investment Committee") (also consisting of employees of the Company) are the named fiduciary under the Plan. The Investment Committee has authority relating to the acquisition, retention, and disposition of Plan assets and the appointment, retention, and termination of investment managers. Watson Wyatt Investment Consulting has been appointed to serve as investment advisor.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by the applicable employer, not the Plan or Master Trust.

Eligibility - A full-time regular or part-time regular employee of the Company or designated affiliate of the Company who is employed in Puerto Rico, is a Puerto Rico resident, and is on the payroll of Sears Roebuck de Puerto Rico and otherwise who satisfies the definition of eligible employee is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Participants may contribute up to an aggregate 10 percent of annual eligible compensation through a combination of pre-tax and after-tax contributions. Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Internal Revenue Service catch-up contribution limit.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; any of five Target Retirement Funds (known prior to May 1, 2007 as Age-Based Lifecycle Funds); and the Self-Managed Brokerage Account (through which a participant may invest in any number of mutual funds, common stock and other investments). Participants are immediately fully vested in their contributions and earnings thereon.

The Company has concluded that an error occurred in tracking eligible compensation for participant contribution purposes during the 2005 plan year through June 2006, whereby overtime pay was inadvertently excluded from eligible compensation during this period. In 2008, the Company self-corrected this error by making a corrective nonelective contribution on behalf of each affected participant in the amount of the employee contributions he or she would have been entitled to make (based on his or her adjusted eligible compensation) and any attributable matching contribution, adjusted for investment earnings, subject to the applicable Plan and statutory limits. The corrective distribution included estimated investment return, based on the Department of Labor's interest calculation methodology.

Employer Contributions – Except as noted below in Note 10, Subsequent Event, the Company contribution is fixed at 100 percent of a participant's pre-tax and/or after-tax contributions up to the first three percent of the participant's eligible compensation and 50 percent of the pre-tax and/or after-tax contributions the participant makes on the next two percent of eligible compensation. This matching contribution also applies to after-tax contributions.

The Company matching contribution is made quarterly and is payable in cash or stock, or a combination of both. If in cash, it is invested based on participants' pre-tax contribution elections, or after-tax elections if there is no pre-tax election. If in stock, it is invested in the Holdings Stock Fund. Contributions are available for diversification immediately upon deposit. Contributions for the years ended December 31, 2008 and 2007 were in cash.

To be eligible for the Company matching contribution, a participant must have one year of service and be credited with 1,000 hours of service by that date. All active participants in the Plan are immediately fully vested in the Company matching contribution (other than the discretionary matching contributions described immediately below). The vested status of a participant who terminated employment prior to January 1, 2006, is determined based upon the vesting provisions of the Plan in effect at his or her date of termination. Participants should refer to the Plan Document for a more complete description of the Plan's vesting provisions.

A discretionary matching contribution is allowed by the Plan. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2008 and 2007.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

During 2008, the balance in a participant's account held in the Plan was correctly transferred to the Sears Plan.

Participant Loans - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50 percent of the vested account balance. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years for a loan for the initial purchase of a principal residence of the participant). The interest rate is the prime rate plus one percent as published on the last day of the month prior to the date the loan is issued.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.

Forfeited Accounts - At December 31, 2008 and 2007, forfeited nonvested accounts totaled $692 and $603, respectively. These accounts are used to reinstate previously forfeited balances of rehired employees and reduce future employer contributions. Effective August 1, 2007, these accounts may also be used to offset reasonable expenses of the Plan. For the years ended December 31, 2008 and 2007, employer contributions were reduced by $0 and $608, respectively, from forfeited nonvested accounts.

Termination of Participation - Active participation in the Plan ceases after termination of employment, except any participant terminating with account balances in excess of $1,000, who defers distribution of his or her account balances, remains a participant until the participant receives full distribution of his or her account balances.

Termination of the Plan - Although it has not expressed any intent to do so, the Board of Directors of the Company may, at its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. In the event of the Plan's termination, each participant's account balance will be fully vested. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require new fair value measurements. SFAS No. 157 is effective for reporting years beginning after November 15, 2007 for financial assets and liabilities. As of January 1, 2008, the Plan prospectively adopted SFAS No. 157 (see Note 4, "Fair Value Measurements"). There was no impact on the statements of net assets available for benefits and the statements of changes in net assets available for benefits upon adoption of SFAS No. 157.

Master Trust Investment and Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Fully Benefit-Responsive Investment Contracts - In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis and are not affected by the adoption of the FSP.

Investments in the Stable Value Fund are valued at fair value and then adjusted to contract value (investments made, plus interest accrued at the contract rate, less withdrawals and fees) as described above. Through late February 2008, the Stable Value Fund was invested in three stable value funds that were common collective investment trust funds ("trusts"). The trusts invested in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Effective in late February 2008, the investments in the Stable Value Fund were sold with 90% reinvested in three portfolios of bond investments and 10% in liquid assets comprised of a stable value common collective investment trust fund and a short-term investment fund. On behalf of the Master Trust, the Stable Value Fund investment manager entered into four synthetic investment ("wrapper") contracts with high quality insurance companies and banks ("wrapper providers") that serve to substantially offset the price fluctuations in the three portfolios of underlying assets caused by movements in interest rates. The wrapper contracts obligate the wrapper providers to maintain the contract value of the portfolios of underlying investments. Contract value is generally equal to the principal amounts invested in the portfolios, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals. Under the terms of the wrapper contracts, gains and losses on the underlying investments are amortized through adjustments to future contract interest crediting rates, which are reset quarterly and which cannot be less than 0%. Primary variables impacting future crediting rates of the Stable Value Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The liquid assets may comprise from 0% to 15% of the Stable Value Fund and provide for daily participant cash flows and expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Stable Value Fund for the years ended December 31, 2008 and 2007 was 3.97% and 5.34%, respectively. The crediting interest rate at December 31, 2008 was 3.61% and is based on the performance of the four wrapper contracts and liquid assets. The crediting interest rate at December 31, 2007 was 4.54% and is based on the performance of the underlying portfolio of investments at that date.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their Stable Value Fund (the "Fund") investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Company-initiated events, outside the normal operation of the Plan, may limit the ability of the Fund to transact at contract value. Examples of such events include, but are not limited to, failure of the Plan or its trust to qualify for federal income tax exemption under ERISA; communications given to Plan participants designed to induce them to not invest in the Fund, or to transfer assets out of the Fund; and complete or partial termination of the Plan, or adoption of a competing plan.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Reclassifications - Certain balances in the prior year financial statements have been reclassified to conform to the presentation adopted in the current year.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2008 and 2007 were $9,734 and $305, respectively.

Disclosures About Derivative Instruments and Hedging Activities - FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statements No. 133*, was issued March 19, 2008, and will be effective for fiscal years beginning after November 15, 2008. FASB Statement No. 161 expands the disclosures required by FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, about an entity's derivative instruments and hedging activities. The Plan is currently evaluating the provisions of FASB Statement No. 161 and their impact on the Plan's financial statements.

Disclosures About Credit Derivatives - In September 2008, FASB Staff Position FAS133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45* (FSP), was issued which expanded disclosures for certain derivatives subject to FASB Statement No. 133 and FIN 45. The FSP was adopted by the Plan on a prospective basis for the year ended December 31, 2008. (See Note 7, "Derivative Financial Instruments"). The effect of the adoption of the FSP had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3. INTEREST IN MASTER TRUST

Certain of the Plan's investment assets are held in a trust account with the Master Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by the Company on January 1, 2005, and administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Plan, the Kmart Puerto Rico Plan, and the Kmart Retirement Savings Plan for Manteno Distribution Center Union Employees (until its merger with and into the Sears Plan at August 31, 2007) for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Master Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Master Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2008 and 2007 are summarized as follows:

	December 31 2008	2007
	(Thousands of dollars)	
Assets:		
Investments at fair value:		
Sears Holdings Corp. common shares	$ 89,122	$ 252,336
Other common and preferred stock	268,745	471,328
Registered investment companies	92,298	185,501
Common/collective trusts	1,246,499	2,619,980
Group annuity contracts	82,152	169,507
Stable value investment fund	852	
Fixed income securities	783,359	180,752
Swaps (loss) gain position	(6,595)	1,512
Collective short-term investment fund	256,735	80,596
Participant-directed brokerage accounts	27,450	43,761
Participant notes receivable	62,810	66,310
Total investments at fair value	2,903,427	4,071,583
Receivables:		
Dividend and interest	7,608	4,928
Currency contract receivables	2,474	3,647
Due from brokers and others	43,316	113,519
Total receivables	53,398	122,094
Cash	8,551	1,277
Total assets	2,965,376	4,194,954
Liabilities:		
Currency contract payables	2,385	3,689
Due to brokers and others	153,960	192,018
Total liabilities	156,345	195,707
Net assets in Master Trust at fair value	2,809,031	3,999,247
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,767	8,365
Net assets in Master Trust	$ 2,824,798	$ 4,007,612
Plan's interest in Master Trust net assets	$ 10,077	$ 14,248
Plan's percentage interest in Master Trust net assets	0.4%	0.4%

The Plan's interest in Master Trust net assets of $10.1 million and $14.2 million exceeds five percent of the Plan's net assets available for benefits as of December 31, 2008 and 2007, respectively.

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2008 and 2007 are summarized below:

	2008	2007
	(Thousands of dollars)	
Dividend, interest and other income	$ 62,625	$ 82,313
Net (depreciation) appreciation in fair value of investments:		
Sears Holdings Corporation common shares	(141,905)	(166,305)
Other common and preferred stock	(187,969)	26,007
Registered investment companies	(82,368)	(18,022)
Common/collective trusts	(564,421)	138,477
Group annuity contracts	3,335	6,446
Corporate notes and bonds	(20,144)	(5,233)
Government-backed and government agency bonds	2,369	1,243
Government bonds	(224)	949
Foreign and yankee bonds	(3,510)	(140)
Swaps, options, futures and other	(5,333)	764
Participant-directed brokerage accounts	(17,319)	2,509
Net (depreciation) in fair value of investments	(1,017,489)	(13,305)
Investment (loss) income of Master Trust	$ (954,864)	$ 69,008
Plan's interest in Master Trust investment (loss) income	$ (4,449)	$ (1,425)

4. FAIR VALUE MEASUREMENTS

As of the beginning of the Plan year ending December 31, 2008, the Plan adopted SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 and the Plan's methodology for determining the fair value of the underlying investments in the Master Trust are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing price information.

Common and preferred stocks, registered investment companies (mutual funds), and U.S. government treasury and agency notes and bonds are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.

Level 2: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk, and default rates.

Common collective trusts are portfolios of underlying assets held by investment managers and are valued at the unit value reported by the investment managers as of the end of each period presented. Corporate bonds, asset and mortgage-backed securities, and other debt securities are valued using quoted market prices. These securities do not trade with sufficient frequency and volume, however, and therefore their prices are considered a Level 2 input. Interest rate and credit default swaps are valued using forward curves and credit risk spreads observable at commonly quoted intervals.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair value of group annuity contracts is determined by calculating the present value of future contract payments using market-based discount rates. Fair market value of synthetic investment contracts is estimated to be the difference between the current cost and replacement cost of the wrap contracts, discounted using market yields over the term of the investment. (The underlying investments in the synthetic investment contracts are assigned a fair value hierarchy based on the level of input of each individual investment.) Participant notes receivable are stated at the outstanding loan balance.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the Master Trust investment assets at fair value on a recurring basis, as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Total Master Trust investment assets at fair value classified within Level 3 were $148.1 million, which primarily consists of group annuity contracts and participant notes receivable. Such amounts were 5.1% of total Master Trust investments at fair value as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008			
(thousands of dollars)	**Level 1**	**Level 2**	**Level 3**	**Total**
Sears Holdings Corp. common shares	$ 89,122	$ -	$ -	$ 89,122
Other common and preferred stock	268,745			268,745
Registered investment companies	92,298			92,298
Common/collective trusts		1,246,499		1,246,499
Group annuity contracts			82,152	82,152
Synthetic investment contracts			852	852
Fixed income securities	182,537	598,585	2,237	783,359
Swaps		(6,595)		(6,595)
Collective short-term investment fund		256,735		256,735
Participant-directed brokerage account	27,450			27,450
Participant notes receivable			62,810	62,810
Total investment assets at fair value	$ 660,152	$ 2,095,224	$ 148,051	$ 2,903,427

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 investment assets for the year ended December 31, 2008. As reflected in the table below, the net unrealized loss on Level 3 investment assets was $182,930. This was comprised of net unrealized gains on group annuity contracts of $396,329 and net unrealized losses on fixed income securities of $579,259 for the year ended December 31, 2008.

	Level 3 Investment Assets Year Ended December 31, 2008				
(thousands of dollars)	Group Annuity Contracts	Synthetic Investment Contracts	Fixed Income Securities	Participant Notes Receivable	Total
Balance, beginning of year	$169,507	$ -	$ 3,485	$ 66,310	$ 239,302
Realized gains	5,826		15		5,841
Unrealized gains (losses) relating to instruments still held at the reporting date	396		(579)		(183)
Purchases, issuances, and settlements	(93,577)	852	(684)	(3,500)	(96,909)
Transfers in and/or out of Level 3					-
Balance, end of year	$ 82,152	$ 852	$ 2,237	$ 62,810	$ 148,051

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of common/collective trusts managed by State Street Bank and Trust Company ("State Street") and a synthetic investment contract issued and guaranteed by State Street (see Note 2). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common/collective trusts and for the interest rate guarantee on the synthetic investment contract were $1.2 million and $1.3 million for the years ended December 31, 2008 and 2007, respectively.

Effective in 2008, the Master Trust holds a synthetic investment contract issued and guaranteed by ING Life Insurance and Annuity Company ("ING Life") (see Note 2), which is related to the Plan's recordkeeper through its parent, ING Group. Fees paid to ING Life were $ 0.1 million for the year ended December 31, 2008.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2008 and 2007, the Master Trust held 2,292,840 shares with a cost basis of $237.1 million and 2,472,672 shares with a cost basis of $271.0 million, respectively. Holdings has not paid dividends on its common stock since inception.

6. INCOME TAXES

The Plan was established for employees of Sears, Roebuck de Puerto Rico, Inc. who reside in the Commonwealth of Puerto Rico. The Plan Administrator is in the process of requesting a determination letter from the Department of Treasury of the Commonwealth of Puerto Rico.

The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is designed and intended to qualify under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, and consequently is exempt from local taxes. However, the Plan Administrator has identified certain insignificant errors in the operation of the Plan, which the Plan Administrator is in the process of reviewing to determine the appropriate correction methodology.

7. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

Foreign Currency Exchange Contracts - The Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Master Trust reflects the fair value of all forward contracts as an asset or liability in its statement of net assets. The fair values associated with the foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2008 and 2007, the Master Trust was a party to futures contracts held for trading purposes for U.S. Treasury Bonds, U.S. Treasury Notes, Eurobonds, Eurodollars, Eurocurrency, and Eurosterling. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury Bonds and a Federal National Mortgage Association discounted note owned and included in the investments of the Master Trust with values of $4.9 million and $1.2 million at December 31, 2008 and 2007, respectively, were pledged to the counterparties as collateral on the futures contracts.

The Master Trust had futures contracts with notional amounts of $72.0 million and $45.6 million at December 31, 2008 and 2007, respectively. At December 31, 2008, the Master Trust had futures contracts to purchase (sell) U.S. Treasury Bonds, U.S. Treasury Notes, Eurobonds, Eurodollars, and Eurosterling of ($1.2 million), $30.4 million, $1.0 million, $40.6 million, and $1.2 million, respectively. At December 31, 2007, the Master Trust had futures contracts to purchase (sell) U.S. Treasury Bonds, U.S. Treasury Notes, Eurobonds, Eurodollars, and Eurocurrency of ($0.5 million), ($9.7 million), $1.6 million, $54.0 million, and $0.2 million, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2008 and 2007, respectively, as settlements are by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Credit Default Swaps - The Master Trust enters into credit default swaps to hedge its exposure to certain fixed income investments, as well as to synthetically replicate the returns of certain fixed income investments. A credit default swap is a contract that involves the payment or receipt of an annual default premium for a specific issuer of corporate bonds and requires the party receiving the premium to pay the notional value of the corporate bonds if the issuer defaults. Swap contracts are entered into directly between the parties and consequently involve counterparty credit risk. The investment manager's policy is to execute swaps only with counterparties whose credit rating is A2/A or better.

At December 31, 2008, the Master Trust held credit default swaps with a total fair value of $(6.3) million based on the mark-to-market value of the various underlying credit indices and corporate entities. The Master Trust held credit default swaps with notional amounts of $34.4 million at December 31, 2008, including those for which protection was (purchased) sold and with potential (income) loss in the event of default as follows: U.S. Investment Grade Credit Fixed Income Index, ($6.4 million) and $28.0 million; U.S. High Yield Fixed Income Index, $8.9 million; ABX Sub Prime Mortgage Index, $ .9 million; and various corporate bonds, $3.0 million.

At December 31, 2008, cash owned and included in the investments of the Master Trust, with a value of $7.5 million, was pledged as collateral to the Master Trust's brokers as performance security on credit default and other swaps.

8. OTHER MATTERS

In re: Sears, Roebuck and Co. ERISA Litigation - On and after November 15, 2002, several actions were filed in the United States District Court for the Northern District of Illinois ("Court") against Sears, Roebuck and Co. ("Sears"), certain officers and directors, and alleged fiduciaries of the Sears 401(k) Savings Plan (now known as the Sears Holdings 401(k) Savings Plan) (the "Sears Plan"), seeking damages and equitable relief under ERISA. The plaintiffs purported to represent participants in the Sears Plan, and alleged breaches of fiduciary duties under ERISA in connection with the Plan's investment in Sears' common shares and alleged communications made to Plan participants regarding Sears' financial condition. Pursuant to an agreement dated February 13, 2007, defendants agreed to settle the matter. On June 26, 2007, the Court approved the settlement of this matter ("Sears ERISA Settlement"). In accordance with the plan of allocation, the Plan Administrator then calculated each class member's portion of the settlement and, as of October 27, 2007, the Authorized Administrator (State Street Bank and Trust Company and CitiStreet, LLC) completed the process of distributing each class member's portion of the $14.5 million settlement, net of approved administrative fees and an adjustment for interest earned, to their individual accounts. The settlement proceeds have been reported by the Master Trust as Other Income. The Plan Administrator also sent explanatory distribution notices to each class member who received an award.

This Plan was created January 1, 2005, and the Puerto Rico associates who were participants in the Sears Plan were transferred from the Sears Plan to this Plan as of that date. To the extent they were members of the class under the Sears ERISA Settlement, participants of this Plan also received an allocation from the Sears ERISA Settlement.

In re: Sears, Roebuck and Co., et al. Securities Litigation - On and after October 18, 2002, several actions were filed in the United States District Court for the Northern District of Illinois ("Court") against Sears, Roebuck and Co. ("Sears") and certain officers alleging that certain public announcements by Sears concerning its credit card business violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Court consolidated the actions and certified the consolidated action as a class action. The parties entered into a settlement agreement ("Sears Securities Settlement") that was signed by the Court on January 8, 2007 and entered January 10, 2007. As a purchaser of Sears securities from October 24, 2001 through October 17, 2002, the Plan fit the description of a class member. The Company engaged an independent fiduciary to act on behalf of the Plan, which independent fiduciary filed a claim under the Sears Securities Settlement on behalf of all affected Plan participants. In accordance with the plan of allocation, the Claims Administrator (i.e., The Garden City Group, as appointed under the settlement agreement) calculated the allocation of the settlement attributable to each Plan participant which amount was deposited with the Trustee on January 9, 2008, in an account through which funds are cleared to the Master Trust and Plan. After an offset of reasonable administrative expenses (consistent with ERISA) and an adjustment for interest earned, the Plan Administrator allocated the net settlement of $4.6 million into each class member's individual account under the Plan in December 2008. The settlement proceeds have been reported by the Master Trust as Other Income. The Plan Administrator also sent explanatory distribution notices to each class member who received an award.

This Plan was created January 1, 2005, and the Puerto Rico associates who were participants in the Sears Plan transferred from the Sears Plan to this Plan as of that date. To the extent they were members of the class under the Sears Securities Settlement, participants of this Plan also received an allocation from the Sears Securities Settlement.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	December 31	
	2008	2007
	(Thousands of dollars)	
Net assets available for benefits per the financial statements	$ 10,381	$ 14,575
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(55)	(20)
Net assets available for benefits at fair value per Form 5500	$ 10,326	$ 14,555

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
	(Thousands of dollars)	
Net decrease in net assets available for benefits per the financial statements	$ (4,176)	$ (1,763)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts :		
Current year	(55)	(20)
Prior year reversal	20	48
Net loss per Form 5500	$ (4,211)	$ (1,735)

10. SUBSEQUENT EVENT

The Plan was amended to provide that no employer contributions will be made to match any pre-tax or after-tax contributions made by a participant with respect to eligible compensation earned by the participant for payroll periods that end after January 31, 2009, until further amendment of the Plan.

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

SEARS PUERTO RICO SAVINGS PLAN

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2008

Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value
* **PARTICIPANT LOANS**	Participant loans earning interest from 5.00% to 9.25%, maturing from 2009 - 2013	$ 440,039

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS PUERTO RICO SAVINGS PLAN

By: Sears Holdings Corporation Administrative Committee, Plan Administrator

By: William K. Phelan

William K. Phelan
Member of Administrative Committee and Senior Vice President, Controller and Chief Accounting Officer of Sears Holdings Corporation

Date: June 26, 2009

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-141713 of Sears Holdings Corporation on Form S-8 of our report dated June 25, 2009, relating to the financial statements and supplemental schedule of Sears Puerto Rico Savings Plan (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2008.

Deloitte & Touche LLP

Chicago, Illinois
June 25, 2009